DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 5691
luis.martos@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

[redacted]

File No. 82-4939

April 23, 2008

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Regulatory Disclosure, filed with the Spanish National Securities Market Commission (CNMV) on April 18, 2008, regarding agreements reached between BAA Limited (a subsidiary of Ferrovial Infraestructuras, S.A., which is a subsidiary in turn of Grupo Ferrovial, S.A.,) and the European Investment Bank, together with the communiqué issued by BAA.

If you have any questions, please do not hesitate to contact me at 212-450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Luis Martos

Luis Martos
Legal Assistant

Attachments
By Hand Delivery

4/29

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the National Securities Market Commission (CNMV) of the following:

REGULATORY DISCLOSURE

On this day, BAA Limited ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is a subsidiary in turn of Grupo Ferrovial, S.A., and the European Investment Bank ("EIB") have issued a joint communiqué on agreements reached between them regarding the process of refinancing BAA.

Attached as an Annex to this disclosure is the joint communiqué issued by BAA and EIB in its original English version, with a Spanish translation for information purposes only.

Madrid, 18 April 2008.

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

Joint BAA and EIB Press Release

18 April 2008

BAA and the European Investment Bank ("EIB") are pleased to announce that the EIB has committed to transfer its existing facilities into a proposed investment grade, ring-fenced securitisation structure backed by BAA's designated assets. In addition, the EIB has agreed to increase the amount available for drawing by £50 million, bringing the total amount of EIB facilities envisaged to be drawn within the proposed securitisation structure to the previously agreed total of £439 million. The commitment to transfer the EIB facilities into the proposed securitisation structure is subject to certain conditions, including completion of the refinancing by mid July 2008.

Prior to the transfer of the EIB facilities into the proposed structure, BAA will repay the EIB's existing outstanding commitments to satisfy certain requirements of the existing documentation. BAA will make the repayme nt using existing facilities.

The EIB has provided financial support for key BAA infrastructure investment since 1997, including the Heathrow Express and Heathrow Terminal 5.

Contacts

EIB:	Adam McDonaugh, 020 737 59660
BAA Limited:	
Media enquiries:	Damon Hunt, 020 874 57224
Analyst / Bondholer enquiries:	Olga Polozhenko, 0208 745 9925 or email investors@baa.com

Traducción del inglés a efectos exclusivamente informativos

Nota de prensa conjunta de BAA y el Banco Europeo de Inversiones

18 de abril de 2008.

BAA y el Banco Europeo de Inversiones (BEI) se complacen en anunciar que el BEI se ha comprometido a transferir las líneas de crédito concedidas al gestor de aeropuertos a la estructura "investment grade" titulizada, acotada ("ring fenced") y respaldada por los activos regulados, que tiene previsto implantar BAA.

Además, el BEI ha aceptado incrementar el préstamo disponible en 50 millones de libras, por lo que el montante total que el Banco tiene previsto poner a disposición dentro de la estructura de titulización se eleva al importe total previamente pactado de 439 millones de libras. El compromiso para transferir las líneas de crédito a la estructura titulizada está sujeto a ciertas condiciones, entre las que se encuentra que la refinanciación se complete antes de mediados de julio de 2008.

Antes de que se transfieran las actuales líneas de crédito a la citada estructura, BAA cancelará la deuda pendiente con el BEI para cumplir con ciertos requisitos contractuales. La cancelación se realizará mediante la disposición de líneas de crédito existentes en BAA.

El BEI ha prestado apoyo financiero a las inversiones en infraestructuras de BAA desde 1997, incluidos proyectos como Heathrow Express y la Terminal 5 de Heathrow.

Contactos

BEI: Adam McDonaugh, + 44 20 737 59660

BAA:
Prensa: Damon Hunt, + 44 20 874 57224
Analistas / Bonistas: Olga Polozhenko, + 44 208 745 9925
email: investors@baa.com

END